Filer: Sprott Physical Gold Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: June 16, 2015

Excerpts of a press release issued by Sprott Asset Management LP on June 16, 2015 relating to its requisition for a special meeting of Central Fund of Canada Limited’s Class A non-voting shareholders

The poor performance of CEF relative to its NAV under its current administrator and board is highlighted in the table below, as is the poor performance of the other funds managed by Spicer-controlled entities, Central GoldTrust and Silver Bullion Trust.

Average Monthly Trading Premium/Discount to NAV(1)

	Central GoldTrust	Silver Bullion Trust	Central Fund of Canada Limited
June 2015 (1-12)	-4.90%	-5.83%	-7.77%
May 2015	-4.72%	-4.29%	-7.34%
April 2015	-6.89%	-8.40%	-7.70%
March 2015	-7.65%	-8.64%	-7.69%
February 2015	-5.57%	-8.10%	-5.79%
January 2015	-5.84%	-9.01%	-6.68%
December 2014	-8.67%	-8.83%	-9.82%
November 2014	-10.49%	-8.81%	-9.79%
October 2014	-8.00%	-6.39%	-7.75%
September 2014	-6.68%	-7.44%	-6.65%
August 2014	-4.78%	-6.91%	-5.62%
July 2014	-3.92%	-6.96%	-5.19%
June 2014	-3.42%	-7.34%	-5.16%
May 2014	-3.46%	-6.28%	-5.13%
April 2014	-5.44%	-7.13%	-5.89%
March 2014	-4.87%	-6.92%	-5.05%
February 2014	-3.94%	-6.40%	-3.81%
January 2014	-5.24%	-8.97%	-5.26%

As proof of the significant potential that Sprott management represents, Wilson pointed to Sprott’s offers for units of Central GoldTrust (“GTU”) and Silver Bullion Trust (“SBT”). Since Sprott’s intention to make the offers was announced, the discounts at which GTU and SBT units trade have already narrowed by 22% and 41%, respectively1.

Sprott first brought the concerns of the Class A Shareholders to the attention of the CEF Board and expressed an interest in exploring alternatives with CEF in a letter on April 23, 2015. Sprott further indicated it would be prepared to discuss such alternatives in the context of Sprott’s offers to acquire GTU and SBT. Having since launched these offers, Sprott has still not received from CEF even the courtesy of an acknowledgement of receipt of such letter. This alone is inconsistent with the duty of each member of the CEF Board to act in CEF’s best interest; particularly as the financial advisor to the Special Committees of GTU and SBT contacted Sprott to discuss a potential negotiated transaction approximately three business days before the April 23, 2015 letter. Members of the CEF Board are also members of the Special Committees of GTU and SBT, and were presumably aware of and supportive of such contact.

ADDITIONAL INFORMATION

Full details of the Sprott offers for units of GTU and SBT are set out in a takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with each Sprott offer, each of Sprott Physical Gold Trust and Sprott Physical Silver Trust has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each a “Registration Statement”), which contains a prospectus relating to the applicable Sprott offer (each a “Prospectus”). Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Offer for GTU. This news release is not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO. GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

1  Based on the closing prices of: (i) GTU and Sprott Physical Gold Trust units on NYSE MKT and NYSE Arca, respectively, and (ii) SBT Units and the Sprott Physical Silver Trust Units on the Toronto Stock Exchange and NYSE Arca, respectively, on June 12, 2015.